PRIMERO DISCOVERS NEW HIGH-GRADE VEIN IN WEST BLOCK

Toronto, Ontario, June 25, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce the discovery of a new high-grade vein in the West Block which has been named the Alexa vein. The discovery currently comprises five high-grade intercepts that include 16.0 grams per tonne (g/t) of gold (Au) and 508 g/t of silver (Ag) over 2.9 metres, 13.4 g/t of Au and 543 g/t of Ag over 2.9 metres and 7.4 g/t of Au and 188 g/t of Ag over 4.1 metres.

“Our 2012 exploration program is continuing to deliver excellent results and we look forward to releasing a Reserve and Resource update, based on drilling up to June 30, 2012, during the third quarter,” stated Joseph F. Conway, President and Chief Executive Officer. “The discovery of the Alexa vein, the fourth new vein discovered in the last 18 months, supports our theory that there is significant exploration potential within the Sinaloa Graben and West Block regions of the San Dimas district. We are also encouraged that the mineralization continues to appear much higher grade than the average reserve grade of the mine.

The main goal for our 2012 exploration program is to find the lateral extensions of the prolific Roberta and Robertita vein systems. To date we have only advanced development in the Sinaloa Graben approximately half way through the prolific central corridor that runs across the district, but we have already encountered veins that resemble the mineralization in the adjacent Central Block, currently our main mining area. These vein systems have some of the highest grade and width mineralization that has been discovered in the district to date and we expect to advance our development north to their potential location before the end of 2012.”

Table 1: Significant Alexa Vein Drill Results

Area	Drill Hole	Purpose	Grade (g/t)		Estimated True Width (m)
			Gold	Silver
West Block (Alexa)	PIL-07-01*	Exploration	16.0	508	2.9
West Block (Alexa)	ST-05	Exploration	7.4	188	4.1
West Block (Alexa)	ST-06	Exploration	7.2	471	1.6
West Block (Alexa)	AL-07	Exploration	13.4	543	2.9
West Block (Alexa)	AL-04	Exploration	6.3	327	2.4
* Previously released intercept, see news release dated January 27, 2011 “Primero reports record gold and silver Reserves and Resources; new high-grade Sinaloa Graben discovery and mineralization at depth”.

Figure 1: Alexa Vein Drill Hole Locations – Longitudinal Section.
http://media3.marketwire.com/docs/PMC_fig1_.pdf

Figure 2: Alexa and Victoria Vein Locations – Plan View.
http://media3.marketwire.com/docs/PMC-fig2.jpg

Figure 3: San Dimas District Plan View.
http://media3.marketwire.com/docs/PMC_fig3.pdf

The Company is systematically targeting mineralization located in close proximity to existing infrastructure along the prolific central corridor. A primary objective of 2012 is to explore for the lateral extensions of the currently producing Roberta and Robertita vein systems. The Company’s planned $12 million 2012 exploration program includes a record of approximately 65,000 metres of diamond drilling. The drilling is broken into 30,000 metres of exploration drilling and 35,000 metres of delineation drilling; plus 3,000 metres of exploration drifting.

The new Alexa vein was discovered in the West Block of the San Dimas district, approximately 125 metres north of the Victoria vein located in the Sinaloa Graben. It was intercepted just west of the Sinaloa fault. The Sinaloa fault is a normal major fault that divides the Sinaloa Graben from the West Block (Figure 2). The Sinaloa fault is part of the north, north-east normal fault system which is characteristic of the San Dimas Graben-Horst structural framework. The Sinaloa fault, as with any normal fault at San Dimas, produces displacement along strike and dip.

Development of the Sinaloa Graben tunnel, running north-south, has only recently allowed drilling access to the area where the Alexa and Victoria veins were discovered. These veins are at a similar orientation to the prolific Roberta and Robertita vein systems which have produced approximately 460 thousand ounces of gold at an average grade of 9.1 g/t, in the adjacent Central Block (Figure 3).

The Company is now exploring for the continuation of the Alexa and Victoria veins in the Sinaloa Graben and West Block, respectively. The Company expects to have development access to the Alexa and Victoria veins before the end of 2012, allowing for accelerated conversion to resources and/or reserves and potentially , inclusion into the near-term mine plan.

Results from the Company’s 2012 exploration and delineation drilling program up to June 30, 2012 will be included in a Reserve and Resource update expected to be released during the third quarter.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The scientific and technical information contained herein is based on information prepared by or under the supervision of Mr. Joaquin Merino-Marquez P.Geo., Vice President, Exploration, Primero, who is a “Qualified Person” for the purposes of NI 43-101. Mr. Merino-Marquez has reviewed and approved the contents of this news release with respect to the scientific and technical information. Drill samples were prepared by SGS de Mexico, S.A. de C.V. in Durango, Mexico.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's exploration and development program, the estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources and exploration potential into reserves and resources, a Reserve and Resource update. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company is able to complete a Reserve and Resource update by the end of the third quarter 2012. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.